SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-33033

NOTIFICATION OF LATE FILING

☐Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☒ Form 10-Q     ☐Form N-SAR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	hereUare, Inc.

Former name if applicable
Address of principal executive office	228 Hamilton Ave., 3rd floor

City, state and zip code	Palo Alto, CA 94301

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
b. The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

☐	c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

In light of Registrant’s lean staff, and the amount of time Registrant’s management has been spending on fund raising, Registrant fell behind in closing its books for the quarter.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Benedict Van           (650)             798-5288
(Name)                    (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the first quarter of fiscal 2008, there was a non-cash expense of approximately $2.8 million for stock options included in general and administrative expenses.  In the second quarter of fiscal 2009 there was a similar non-cash expense of approximately $7 million included in general and administrative expenses largely due to a three-year extension of certain outstanding stock options.  Registrant expects that all other operating expense categories in fiscal 2009 will show a decline as Registrant reduced its spending due to its cash shortage as compared to fiscal 2008.  Registrant expects its fiscal 2009 second quarter results, excluding the approximately $7 million charge, to resemble its fiscal 2009 first quarter results.  As a result, taking into account the expected approximately $7 million charge, Registrant expects its fiscal 2009 second quarter and first half results to show losses of approximately $7.5 million and $8 million, respectively, as compared to $1.5 million and $5 million, respectively, for the same periods in fiscal 2008.

hereUare, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2009

By: /s/ Benedict Van
Benedict Van, Chief Executive Officer